Exhibit 99.3

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on August 3rd, 2005, deliberated about the proposals presented by management with regards to the payment of dividends for the second quarter of the 2005. The amounts will be calculated and paid based on the position held by shareholders on August 15th, 2005. The payment date will be August 24th, 2005, and constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

AMOUNT PER SHARE

Company	Common and Preferred Shares

METALÚRGICA GERDAU S.A.	R$	0.79

GERDAU S.A.	R$	0.48

Please note that shares acquired on August 16th, 2005, and thereafter, will be traded Ex-Dividend.

Additional information can be obtained at our Shareholders Department, located at Av. Farrapos 1811,
90220-005 Porto Alegre / RS – Brazil

Phone: +55 (51) 3323-2211 – Fax: +55 (51) 3323-2281

E-mail acionistas@gerdau.com.br

Porto Alegre, August 3rd, 2005.

Osvaldo Burgos Schirmer

Vice President

Investor Relations Director